Filed by A. Schulman, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to Rule
14a-12 under the Securities Exchange Act of 1934
Subject Company: ICO, Inc.
Commission File No.: 001-08327
FOR IMMEDIATE RELEASE
A. SCHULMAN STRENGTHENS PRESENCE IN GROWING ASIA MARKETS,
APPOINTS SALES MANAGERS FOR CHINA AND INDIA
AKRON, Ohio — December 22, 2009 — A. Schulman, Inc. (Nasdaq-GS: SHLM) announced that it has named Liu Hao as Sales Manager for China and Mannar Mannan Shanmugam as Sales Manager for India, effective immediately. Both will have responsibility for growing A. Schulman’s customer base in their respective markets, which are key to the Company’s future geographic growth, and both will report to Alice Chan, Business Unit Manager, Masterbatch Asia.
“Liu Hao and Mannar Shanmugam bring deep experience to the A. Schulman team with an impressive combination of technical expertise and global marketing experience in plastics and packaging,” said Jack Taylor, General Manager and Chief Operating Officer, Asia. Taylor added, “Throughout their careers, they have developed strong knowledge of the Asian markets and have served those markets well. New products and technology development are among their strengths, and they will play an important role as we expand our reach to create new opportunities for our technologies in China, India and other growth markets in Asia. Following the proposed acquisition of ICO, Inc., which is subject to approval by ICO shareholders and customary regulatory approvals, A. Schulman will have an even stronger presence in Asia as we pursue our strategic objective of being a leading global manufacturer in masterbatch and rotomolding, and a leading niche manufacturer in engineered plastics.”
Liu has 15 years of experience in the plastics industry and a strong background in packaging as he has managed relationships with a wide variety of major global customers and suppliers. During his career, his responsibilities have included sales, financial and general management of key customer accounts; product development; distribution; and technical development. He graduated from Ji Lin University with a degree in packaging engineering.
Shanmugam has 20 years of experience in the development, production and marketing of BOPP (biaxially oriented polypropylene) film products. He has developed many BOPP film grades for various applications and holds two patents for BOPP films. He also has three years of experience in the converting industry. He has a bachelor’s degree in applied sciences from

Bharathiar University Coimbatore, an MBA degree from YCMOU, Nasik, a postgraduate diploma in plastics processing technology from CIPET, Chennai, and a postgraduate diploma in packaging technology from The Indian Institute of Packaging, Mumbai.
About A. Schulman, Inc.
Headquartered in Akron, Ohio, A. Schulman is a leading international supplier of high-performance plastic compounds and resins. These materials are used in a variety of consumer, industrial, automotive and packaging applications. The Company employs about 2,000 people and has 16 manufacturing facilities in North America, Europe and Asia. Revenues for the fiscal year ended August 31, 2009, were $1.3 billion. Additional information about A. Schulman can be found at www.aschulman.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
A number of the matters discussed in this release that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of Schulman and ICO, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness; fluctuations in the prices of sources of energy or resins and other raw materials; worldwide and regional economic, business, and political conditions, including continuing economic uncertainties in some or all major product markets; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located, including the U.S. dollar, Euro, U.K. pound sterling, Canadian dollar, Mexican peso, Chinese yuan, and Indonesian rupiah; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to manage global inventory; ability to develop technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; performance of the global automotive market; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of ICO and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Schulman’s and ICO’s respective reports filed with the SEC, including Schulman’s annual report on Form 10-K for the year ended August 31, 2009 and ICO’s annual report on Form 10-K for the year ended September 30, 2008 and quarterly report on Form 10-Q for the quarter ended June 30, 2009, in each case, as such reports may have been amended. This release speaks only as of its date, and Schulman and ICO each disclaims any duty to update the information herein.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. ICO SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT,

WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to shareholders of ICO. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from A. Schulman, Inc. at its web site, www.aschulman.com, or from ICO, Inc. at its web site, www.icopolymers.com, or 1811 Bering Drive, Suite 200, Houston, Texas, 77057, attention: Corporate Secretary.
Participants In Solicitation
Schulman and ICO and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Schulman’s participants is set forth in the proxy statement, dated November 6, 2009, for Schulman’s 2009 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ICO’s participants is set forth in the proxy statement, dated January 23, 2009, for ICO’s 2009 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Schulman and ICO in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
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Contact information:
Jennifer K. Beeman
Director of Corporate Communications & Investor Relations
A. Schulman, Inc.
3550 W. Market St.
Akron, Ohio 44333
Tel: 330-668-7346
email: Jennifer_Beeman@us.aschulman.com